UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-15375

RADA ELECTRONIC INDUSTRIES LIMITED

(Exact name of Issuer as specified in its charter)

7 Giborei Israel Street
Netanya 4250407, Israel
+972 (7) 6538-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, NIS 0.03 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: One (1)*

* On November 28, 2022, pursuant to the terms of that certain Agreement and Plan of Merger, dated June 21, 2022, by and among RADA Electronic Industries Ltd, a company organized under the laws of Israel (“Company”), Leonardo DRS, Inc., a Delaware corporation (“DRS”), and Blackstart Ltd, a wholly owned subsidiary of DRS organized under the laws of Israel (“Merger Sub”), Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly owned subsidiary of DRS as a result of the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, RADA Electronic Industries Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 8, 2022	By:	/s/ Avi Israel
		Name:	Avi Israel
		Title:	Chief Financial Officer